Exhibit 99.8

IFRS USD Earning Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheet as at

(Dollars in millions except equity share data)

	Note	December 31, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2.1	3,226	3,489
Current investments	2.2	389	1,538
Trade receivables		2,057	1,900
Unbilled revenue		573	562
Prepayments and other current assets	2.4	891	749
Income tax assets		84
Derivative financial instruments	2.3	13	44
Total current assets		7,233	8,282
Non-current assets
Property, plant and equipment	2.7	1,853	1,807
Goodwill	2.8	583	563
Intangible assets		94	120
Investment in associate		–	11
Non-current investments	2.2	957	984
Deferred income tax assets		184	83
Income tax assets		863	881
Other non-current assets	2.4	122	123
Total Non-current assets		4,656	4,572
Total assets		11,889	12,854
LIABILITIES AND EQUITY
Current liabilities
Trade payables		79	57
Derivative financial instruments	2.3	1	–
Current income tax liabilities		397	599
Client deposits		24	5
Unearned revenue		362	274
Employee benefit obligations		227	209
Provisions	2.6	71	63
Other current liabilities	2.5	1,040	954
Total current liabilities		2,201	2,161
Non-current liabilities
Deferred income tax liabilities		100	32
Employee benefit obligations		8	–
Other non–current liabilities	2.5	36	24
Total liabilities		2,345	2,217
Equity
Share capital - 5 ($0.16) par value 2,400,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 2,173,143,893 (2,285,655,150) net of 10,805,896 (11,289,514) treasury shares, as at December 31, 2017 (March 31, 2017), respectively		190	199
Share premium		243	587
Retained earnings		11,099	12,190
Cash flow hedge reserve		–	6
Other reserves		161	–
Capital redemption reserve		9	–
Other components of equity		(2,158)	(2,345)
Total equity attributable to equity holders of the company		9,544	10,637
Non-controlling interests		–	–
Total equity		9,544	10,637
Total liabilities and equity		11,889	12,854

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except equity share and per equity share data)

	Note	Three months ended December 31,		Nine months ended December 31,
		2017	2016	2017	2016
Revenues		2,755	2,551	8,134	7,639
Cost of sales	2.15	1,773	1,601	5,208	4,832
Gross profit		982	950	2,926	2,807
Operating expenses:
Selling and marketing expenses	2.15	136	131	405	402
Administrative expenses	2.15	177	179	555	519
Total operating expenses		313	310	960	921
Operating profit		669	640	1,966	1,886
Other income, net		149	121	413	347
Share in associate's profit / (loss)		–	–	–	(1)
Write-down of investment in associate		–	–	(11)	–
Profit before income taxes		818	761	2,368	2,232
Income tax expense	2.11	22	214	453	635
Net profit		796	547	1,915	1,597
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset		2	(1)	3	(10)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	2.2	–	–	–	(5)
Equity instruments through other comprehensive income, net		–	–	–	–
		2	(1)	3	(15)
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2.2	(4)	–	2	–
Fair value changes on derivatives designated as cash flow hedge, net		1	4	(6)	4
Foreign currency translation		229	(189)	182	(243)
		226	(185)	178	(239)
Total other comprehensive income/(loss), net of tax		228	(186)	181	(254)
Total comprehensive income		1,024	361	2,096	1,343
Profit attributable to:
Owners of the company		796	547	1,915	1,597
Non-controlling interests		–	–	–	–
		796	547	1,915	1,597
Total comprehensive income attributable to:
Owners of the company		1,024	361	2,096	1,343
Non-controlling interests		–	–	–	–
		1,024	361	2,096	1,343
Earnings per equity share
Basic ($)		0.35	0.24	0.84	0.70
Diluted ($)		0.35	0.24	0.84	0.70
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Diluted		2,276,381,570	2,286,229,042	2,284,287,492	2,286,076,462

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company
Balance as at April 1, 2016	2,285,621,088	199	570	11,083	–	–	–	(2,528)	9,324
Changes in equity for the nine months ended December 31, 2016
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9 (3)	–	–	–	–	–	–	–	(5)	(5)
Shares issued on exercise of employee stock options (refer to note 2.10)	30,642	–	–	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(122)	122	–	–	–	–
Transfer from other reserves on utilization	–	–	–	122	(122)	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	10	–	–	–	–	–	10
Fair value changes on derivatives designated as cash flow hedge, net	–	–	–	–	–	–	4	–	4
Remeasurement of the net defined benefit liability/asset, net of taxes	–	–	–	–	–	–	–	(10)	(10)
Dividends (including corporate dividend tax)	–	–	–	(1,033)	–	–	–	–	(1,033)
Net profit	–	–	–	1,597	–	–	–	–	1,597
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	(243)	(243)
Balance as at December 31, 2016	2,285,651,730	199	580	11,647	–	–	4	(2,786)	9,644
Balance as at April 1, 2017	2,285,655,150	199	587	12,190	–	–	6	(2,345)	10,637
Changes in equity for the nine months ended December 31, 2017
Shares issued on exercise of employee stock options (refer to note 2.10)	532,221	–	–	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(227)	227		–	–	–
Transfer from other reserves on utilization	–	–	–	66	(66)	–	–	–	–
Employee stock compensation expense (Refer to note 2.10)	–	–	9	–	–	–	–	–	9
Transfer on account of options not exercised	–	–	–	–	–	–	–	–	–
Amount paid upon buyback (refer note 2.16)	(113,043,478)	(9)	(346)	(1,680)	–	–	–	–	(2,035)
Transaction costs related to buyback (refer note 2.16)	–	–	(7)	–	–	–	–	–	(7)
Amount transferred to capital redemption reserve upon Buyback (refer note 2.16)	–	–	–	(9)	–	9	–	–	–
Fair value changes on derivatives designated as cash flow hedge, net of taxes (Refer to note 2.3)	–	–	–	–	–	–	(6)	–	(6)
Equity instruments through other comprehensive income, net of taxes (Refer to note 2.2)	–	–	–	–	–	–	–	–	–
Fair value changes on investments, net of taxes (Refer to note 2.2)	–	–	–	–	–	–	–	2	2
Remeasurement of the net defined benefit liability/asset, net of taxes	–	–	–	–	–	–	–	3	3
Dividends (including corporate dividend tax)	–	–	–	(1,156)	–	–	–	–	(1,156)
Net profit	–	–	–	1,915	–	–	–	–	1,915
Foreign currency translation	–	–	–	–	–	–	–	182	182
Balance as at December 31, 2017	2,173,143,893	190	243	11,099	161	9	–	(2,158)	9,544

The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements.

(1)	excludes treasury shares of 10,805,896 as at December 31, 2017, 11,289,514 as at April 1, 2017, 11,292,934 as at December 31, 2016 and 11,323,576 as at April 1, 2016, held by consolidated trust.
(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Represents cumulative impact on account of adoption of IFRS 9, recorded in other comprehensive income during the year ended March 31, 2017. The adoption of IFRS 9 did not have a material impact on the financial statements.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in millions)

	Note	Nine months ended December 31,
		2017	2016
Operating activities:
Net Profit		1,915	1,597
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	2.15	218	187
Interest and dividend income		(104)	(23)
Income tax expense	2.11	453	635
Effect of exchange rate changes on assets and liabilities		2	6
Impairment loss on financial assets		10	11
Other adjustments		3	24
Changes in working capital
Trade receivables and unbilled revenue		(138)	(308)
Prepayments and other assets		(94)	(137)
Trade payables		20	(8)
Client deposits		18	–
Unearned revenue		83	73
Other liabilities and provisions		102	93
Cash generated from operations		2,488	2,150
Income taxes paid		(746)	(598)
Net cash provided by operating activities		1,742	1,552
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds		(213)	(311)
Loans to employees		3	8
Deposits placed with corporation		(5)	(22)
Interest and dividend received		50	20
Payment for acquisition of business, net of cash acquired	2.9	(4)	–
Payment of contingent consideration pertaining to acquisition of business		(5)	(5)
Investment in equity and preference securities		(4)	(8)
Investment in others		(2)	(3)
Proceeds from sale of equity and preference securities		4	–
Investment in quoted debt securities		(16)	(536)
Redemption of quoted debt securities		2	1
Investment in certificate of deposits		(352)	–
Redemption of certificate of deposits		1,504	–
Investment in liquid mutual fund units and fixed maturity plan securities		(7,431)	(5,541)
Redemption of liquid mutual fund units and fixed maturity plan securities		7,592	4,911
Net cash used in investing activities		1,123	(1,486)
Financing activities:
Payment of dividend (including corporate dividend tax)		(1,156)	(1,032)
Buy back of shares including transaction costs		(2,042)	-
Net cash used in financing activities		(3,198)	(1,032)
Effect of exchange rate changes on cash and cash equivalents		70	(125)
Net increase / (decrease) in cash and cash equivalents		(333)	(966)
Cash and cash equivalents at the beginning of the period	2.1	3,489	4,935
Cash and cash equivalents at the end of the period	2.1	3,226	3,844
Supplementary information:
Restricted cash balance	2.1	87	76

The accompanying notes form an integral part of the unaudited interim condensed consolidated financial statements for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1	Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's unaudited condensed consolidated interim financial statements are authorized for issue by the company's Board of Directors on January 12, 2018.

1.2	Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated interim financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2017. Accounting policies have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements.

As the quarter and period-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the period-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated interim financial statements comprise the financial statements of the company, its controlled trusts, its subsidiaries and associate. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (also refer to note 2.11).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer to note 2.7)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Financial instruments

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

- Financial assets carried at amortized cost
- Financial assets fair valued through other comprehensive income
- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements.

1.9.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.9.2 Subsequent measurement

a.	Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income(FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income(OCI).

(iii) Financial assets at fair value through profit or loss(FVTPL)

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.9.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.10 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.3 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

1.11 Impairment

a.	Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.12 Employee benefits

1.12.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.12.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.12.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.12.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.13 Share - based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Amendment to IFRS 2:

Effective April 1, 2017, the company has early adopted amendment to IFRS 2 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of the amendment did not have any material effect on the consolidated financial statements.

1.14 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to IAS 7:

Effective April 1, 2017, the company adopted the amendment to IAS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the consolidated financial statements.

1.16 Recent accounting pronouncements

1.16.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

• Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
• Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented. The group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

2. Notes to the Condensed Consolidated Interim Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Cash and bank deposits	1,857	2,296
Deposits with financial institutions	1,369	1,193
	3,226	3,489

Cash and cash equivalents as at December 31, 2017 and March 31, 2017 include restricted cash and bank balances of $87 million and $88 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents :

(Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Current accounts
ANZ Bank, Taiwan	2	–
Banamex Bank, Mexico	1	–
Banamex Bank, Mexico (U.S. Dollar account)	2	1
Bank of America, Mexico	9	8
Bank of America, USA	147	159
Bank Leumi, Israel (US Dollar account)	1	–
Bank Leumi, Israel	2	2
Bank Zachodni WBK S.A, Poland	2	1
Barclays Bank, UK	5	–
BNP Paribas Bank, Norway	5	3
China Merchants Bank, China	1	1
Citibank N.A., Australia	13	3
Citibank N.A., Brazil	2	5
Citibank N.A., China	18	10
Citibank N.A., China (U.S. Dollar account)	4	2
Citibank N.A., Costa Rica	–	1
Citibank N.A., Dubai	1	–
Citibank N.A., Hungary	1	–
Citibank N.A., Japan	5	2
Citibank N.A., New Zealand	2	2
Citibank N.A., Portugal	1	–
Citibank N.A., South Africa	4	2
Citibank N.A., USA	9	12
Commerzbank, Germany	1	3
Deutsche Bank, Belgium	1	2
Deutsche Bank, Czech Republic	3	1
Deutsche Bank, Czech Republic (Euro account)	1	1
Deutsche Bank, Czech Republic (U.S. Dollar account)	4	5
Deutsche Bank, EEFC (Australian Dollar account)	2	6
Deutsche Bank, EEFC (Euro account)	4	4
Deutsche Bank, EEFC (U.S. Dollar account)	10	12
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	1	2
Deutsche Bank, France	2	1
Deutsche Bank, Germany	14	8
Deutsche Bank, India	1	2
Deutsche Bank, Malaysia	–	1
Deutsche Bank, Netherlands	1	–
Deutsche Bank, Philippines	3	1
Deutsche Bank, Philippines (U.S. Dollar account)	1	1
Deutsche Bank, Poland	3	2
Deutsche Bank, Poland (Euro account)	–	1
Deutsche Bank, Singapore	–	1
Deutsche Bank, Switzerland	2	1
Deutsche Bank, United Kingdom	8	4
Deutsche Bank, USA	1	2
ICICI Bank, EEFC (U.S. Dollar account)	15	1
ICICI Bank, India	8	8
ICICI Bank - Unpaid dividend account	2	2
Nordbanken, Sweden	5	5
Punjab National Bank, India	1	1
Raiffeisen Bank, Czech Republic	1	1
Raiffeisen Bank, Romania	1	1
Royal Bank of Canada, Canada	25	13
State Bank of India, India	–	1
Silicon Valley Bank, USA	1	1
Silicon Valley Bank (Euro account)	1	3
Splitska Banka D.D., Société Générale Group, Croatia	1	–
Union Bank of Switzerland AG (Euro account)	–	1
Wells Fargo Bank N.A., USA	–	5
Yes Bank, India	5	–
	366	318
Deposit accounts
Axis Bank	–	181
Bank BGZ BNP Paribas S.A	22	28
Barclays Bank	129	127
Canara Bank	37	40
Citibank	27	26
Deutsche Bank, Poland	33	11
HDFC Bank	336	72
HSBC Bank	–	77
ICICI Bank	644	751
IDBI Bank	–	270
IDFC Bank	31	31
IndusInd Bank	–	29
Kotak Mahindra Bank	32	83
South Indian Bank	71	69
Standard Chartered Bank	–	77
Syndicate Bank	–	8
Yes Bank	129	98
	1,491	1,978
Deposits with financial institutions
HDFC Limited, India	1,259	1,085
LIC Housing Finance Limited	110	108
	1,369	1,193
Total	3,226	3,489

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
(i) Current
Amortized cost
Quoted debt securities:
Cost	1	2
Fair value through profit and loss
Liquid Mutual funds
Fair value	150	278
Fixed maturity plan securities
Fair Value	25	23
Fair Value through Other comprehensive income
Quoted debt securities
Fair value	85	16
Certificate of deposits
Fair value	128	1,219
Unquoted equity and preference securities
Fair value	–	–
	389	1,538
(ii) Non-current
Amortized cost
Quoted debt securities
Cost	297	293
Fair value through Other comprehensive income
Quoted debt securities
Fair value	560	597
Unquoted equity and preference securities
Fair value	24	25
Fair value through profit and loss
Unquoted convertible promissory note
Fair value	2	1
Fixed maturity plan securities
Fair Value	66	63
Others
Fair value	8	5
	957	984
Total investments	1,346	2,522
Investment carried at amortized cost	298	295
Investments carried at fair value through other comprehensive income	797	1,857
Investments carried at fair value through profit and loss	251	370

Liquid Mutual fund:

The fair value of liquid mutual funds as at December 31, 2017 was $150 million and as at March 31, 2017 was $278 million. The fair value is based on quoted prices.

Fixed maturity plan securities:

The fair value of fixed maturity plan securities as at December 31, 2017 is $91 million and as at March 31, 2017 was $86 million. The fair value is based on market observable inputs.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. The fair value of quoted debt securities (including interest accrued) as on December 31, 2017 and March 31, 2017 was $338 million and $334 million, respectively. The fair value is based on the quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions. The fair value of non-convertible debentures (including interest accrued) as at December 31, 2017 was $645 million and as at March 31, 2017 was $613 million. The fair value is based on quoted prices and market observable inputs. The unrealized loss of then $4 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the three months ended December 31, 2017. The unrealized gain of $2 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the nine months ended December 31, 2017.

Certificate of deposits:

The fair value of certificate of deposits as at December 31, 2017 was $127 million and as at March 31, 2017 was $1,219 million. The fair value is based on market observable inputs. The unrealized loss of less than $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the three months ended December 31, 2017. The unrealized gain of less then $1 million, net of taxes of less than $1 million has been recognized in other comprehensive income for the nine months ended December 31, 2017.

Unquoted equity, preference and other investments

The fair value is determined using Level 3 inputs like Discounted cash flows method, Market multiples method, Option pricing model, etc.

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2017 were as follows:

(Dollars in millions)

	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,226	–	–	–	–	3,226	3,226
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	150	–	–	150	150
Fixed maturity plan securities	–	–	91	–	–	91	91
Quoted debt securities	298	–	–	–	645	943	983(1)
Certificate of deposits	–	–	–	–	128	128	128
Unquoted equity and preference securities:	–	–	–	24	–	24	24
Unquoted investment others	–	–	8	–	–	8	8
Unquoted convertible promissory note	–	–	2	–	–	2	2
Trade receivables	2,057	–	–	–	–	2,057	2,057
Unbilled revenue	573	–	–	–	–	573	573
Prepayments and other assets (Refer to Note 2.4)	482	–	–	–	–	482	473(2)
Derivative financial instruments	–	–	10	–	3	13	13
Total	6,636	–	261	24	776	7,697	7,728
Liabilities:
Trade payables	79	–	–	–	–	79	79
Derivative financial instruments	–	–	–	–	1	1	1
Client deposits	24	–	–	–	–	24	24
Other liabilities including contingent consideration (Refer to note 2.5)	838	–	10	–	–	848	848
Total	941	–	10	–	1	952	952

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

(Dollars in millions)

	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	3,489	–	–	–	–	3,489	3,489
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plan securities	–	–	86	–	–	86	86
Quoted debt securities	295	–	–	–	613	908	947(1)
Certificate of deposits	–	–	–	–	1,219	1,219	1,219
Unquoted equity and preference securities	–	–	–	25	–	25	25
Unquoted investment others	–	–	5	–	–	5	5
Unquoted convertible promissory note	–	–	1	–	–	1	1
Trade receivables	1,900	–	–	–	–	1,900	1,900
Unbilled revenue	562	–	–	–	–	562	562
Prepayments and other assets (Refer to Note 2.4)	410	–	–	–	–	410	397(2)
Derivative financial instruments	–	–	36	–	8	44	44
Total	6,656	–	406	25	1,840	8,927	8,953
Liabilities:
Trade payables	57	–	–	–	–	57	57
Derivative financial instruments	–	–	–	–	–	–	–
Client deposits	5	–	–	–	–	5	5
Other liabilities including contingent consideration (Refer to note 2.5)	763	–	13	–	–	776	776
Total	825	–	13	–	–	838	838

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2017:

(Dollars in millions)

	As at December 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	150	150	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	91	–	91
Investments in quoted debt securities (Refer to Note 2.2)	983	793	190	–
Investments in certificate of deposit (Refer to Note 2.2)	128	–	128
Investments in unquoted equity and preference securities (Refer to Note 2.2)	24	–	–	24
Investments in unquoted investments others (Refer to Note 2.2)	8	–	–	8
Investments in unquoted convertible promissory note (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	13	–	13	–
Liabilities				–
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	1	–	1	–
Liability towards contingent consideration (Refer to note 2.5)*	10	–	–	10

* Discounted $7 million at 13.9% and $3 million at 10%.

During the nine months ended December 31, 2017, quoted debt securities of $61 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and $67 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2017:

       (Dollars in millions)

	As at March 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	86	–	86
Investments in quoted debt securities (Refer to Note 2.2)	947	565	382	–
Investments in certificate of deposit (Refer to Note 2.2)	1,219	–	1,219	–
Investments in equity and preference securities (Refer to Note 2.2)	25	–	–	25
Investments in unquoted investments others (Refer to Note 2.2)	5	–	–	5
Investments in unquoted convertible promissory note (Refer to Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	44	–	44	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–
Liability towards contingent consideration (Refer to Note 2.5)*	13	–	–	13

*Discounted $14 million at 14.2%.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as at December 31, 2017 from March 31, 2017 is on account of settlement of contingent consideration of $7 million pertaining to Kallidus acquisition, and change in discount rate and passage of time. Additionally during the three months ended September 30, 2017, contingent consideration of $3 million was included in relation to acquisition of Brilliant Basics Holdings Limited. (Refer to note no. 2.9)

Income from financial assets or liabilities is as follows:

       (Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Interest income on financial assets carried at amortized cost	71	92	200	285
Interest income on financial assets fair valued through other comprehensive income	23	4	85	4
Dividend income on investments carried at fair value through profit or loss	–	–		4
Gain / (loss) on investments carried at fair value through profit or loss	10	5	33	8
	104	101	318	301

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table analyses foreign currency risk from financial instruments as at December 31, 2017:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	198	27	14	31	160	430
Trade receivables	1,335	268	128	91	124	1,946
Unbilled revenue	297	75	46	29	50	497
Other assets	57	4	6	2	14	83
Trade payables	(35)	(10)	(9)	(4)	(7)	(65)
Client deposits	(23)	(1)	–	–	–	(24)
Accrued expenses	(171)	(35)	(22)	(7)	(16)	(251)
Employee benefit obligation	(92)	(11)	(6)	(31)	(22)	(162)
Other liabilities	(136)	(17)	(9)	(4)	(51)	(217)
Net assets / (liabilities)	1,430	300	148	107	252	2,237

The following table analyses foreign currency risk from financial instruments as at March 31, 2017:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	206	20	6	28	108	368
Trade receivables	1,287	192	119	87	108	1,793
Unbilled revenue	376	68	50	19	47	560
Other assets	65	15	7	6	15	108
Trade payables	(18)	(5)	(2)	(1)	(24)	(50)
Client deposits	(2)	–	(2)	–	(1)	(5)
Accrued expenses	(147)	(33)	(22)	(6)	(23)	(231)
Employee benefit obligation	(86)	(13)	(3)	(23)	(19)	(144)
Other liabilities	(94)	(17)	(5)	(3)	(42)	(161)
Net assets / (liabilities)	1,587	227	148	107	169	2,238

For the three months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.50%, each.

For the nine months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the Group's incremental operating margins by approximately 0.50%, each.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group's holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and options contracts:

       (In millions)

	As at
	December 31, 2017	March 31, 2017
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	130
In Euro	–	95
In United Kingdom Pound Sterling	–	40
Options contracts
In Australian dollars	130	–
In Euro	130	40
In United Kingdom Pound Sterling	40	–
Other derivatives
Forward contracts
In Australian dollars	43	35
In Canadian dollars	19	–
In Euro	109	114
In Japanese Yen	550	–
In New Zealand dollars	21	–
In Norwegian Krone	4	–
In Singapore dollars	5	5
In South African Rand	26	–
In Swedish Krona	50	50
In Swiss Franc	22	10
In U.S. Dollars	628	526
In United Kingdom Pound Sterling	80	75
Options contracts
In Australian dollars	30	–
In Canadian dollars	–	13
In Euro	50	25
In Swiss Franc	5	–
In U.S. Dollars	165	195
In United Kingdom Pound Sterling	20	30

The Group recognized a net gain of $28 million and $12 million for the three months ended December 31, 2017 and December 31, 2016, respectively on derivative financial instruments, which are included in other income. The group recognized a net gain of $20 million and $45 million for the nine months ended December 31, 2017 and December 31, 2016, respectively on derivative financial instruments, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Not later than one month	471	355
Later than one month and not later than three months	864	666
Later than three months and not later than one year	227	329
	1,562	1,350

During the nine months ended December 31, 2017 and December 31 2016, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing

The following table provides the reconciliation of cash flow hedge reserve for the three months and nine months ended December 31, 2017:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Balance at the beginning of the period	(1)	–	6	–
Gain / (Loss) recognized in other comprehensive income during the period	1	8	(13)	8
Amount reclassified to revenue during the period	(2)	(2)	3	(2)
Amount reclassified to other income during the period	2	–	2	–
Tax impact on above	–	(2)	2	(2)
Balance at the end of the period	–	4	–	4

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As at
	December 31, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	16	(4)	44	–
Amount set off	(3)	3	–	–
Net amount presented in balance sheet	13	(1)	44	–

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $2,057 million and $1,900 million as at December 31, 2017 and March 31, 2017, respectively and unbilled revenue amounting to $573 million and $562 million as at December 31, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue from top customer	3.4	3.1	3.4	3.4
Revenue from top ten customers	19.2	20.1	19.4	21.3

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the three months ended December 31, 2017 and December 31, 2016 was $4 million and $5 million respectively. The allowance for lifetime expected credit loss on customer balances for the nine months ended December 31, 2017 and December 31, 2016 was $10 million and $11 million.

Movement in credit loss allowance

      (Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Balance at the beginning	69	49	63	44
Translation differences	1	(1)	2	(2)
Impairment loss recognized/(reversed)	4	5	10	11
Write offs	–	–	(1)	–
Balance at the end	74	53	74	53

The Company’s credit period generally ranges from 30-60 days.

Credit exposure

(Dollars in millions except otherwise stated)

	As at
	December 31, 2017	March 31, 2017
Trade receivables	2,057	1,900
Unbilled revenues	573	562
Days Sales Outstanding- DSO (days)	70	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposits.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at December 31, 2017, the Group had a working capital of $5,032 million including cash and cash equivalents of $3,226 million and current investments of $388 million. As at March 31, 2017, the Group had a working capital of $6,121 million including cash and cash equivalents of $3,489 million and current investments of $1,538 million.

As at December 31, 2017 and March 31, 2017, the outstanding employee benefit obligations were $235 million and $209 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at December 31, 2017:

       (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	79	–	–	–	79
Client deposits	24	–	–	–	24
Other liabilities (excluding liability towards contingent consideration - Refer to Note 2.5)	838	–	–	–	838
Liability towards contingent consideration on an undiscounted basis -Refer to Note 2.5	8	1	1	–	10

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017 :

     (Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	57	–	–	–	57
Client deposits	5	–	–	–	5
Other liabilities (excluding liability towards acquisition - Refer to Note 2.5)	758	5	–	–	763
Liability towards acquisitions on an undiscounted basis (Refer to Note 2.5)	7	7	–	–	14

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Current
Rental deposits	3	1
Security deposits	2	2
Loans to employees	37	42
Prepaid expenses (1)	80	68
Interest accrued and not due	152	89
Withholding taxes and others(1)	364	291
Advance payments to vendors for supply of goods (1)	11	20
Deposit with corporations	226	218
Deferred contract cost(1)	9	12
Other assets	7	6
	891	749
Non-current
Loans to employees	6	5
Security deposits	14	13
Deposit with corporations	8	7
Prepaid gratuity (1)	5	12
Prepaid expenses (1)	21	15
Deferred contract cost (1)	41	44
Rental Deposits	27	27
	122	123
	1,013	872
Financial assets in prepayments and other assets	482	410

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

   (Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Current
Accrued compensation to employees	384	290
Accrued expenses	395	399
Withholding taxes and others (1)	192	189
Retainage	23	34
Liabilities of controlled trusts	21	22
Liability towards contingent consideration (Refer to note 2.9)	8	7
Deferred rent (1)	2	–
Others	15	13
	1,040	954
Non-Current
Liability towards contingent consideration (Refer to note 2.9)	2	6
Accrued compensation to employees	–	5
Deferred income - government grant on land use rights (1)	6	6
Deferred income (1)	6	7
Deferred rent (1)	22	–
	36	24
	1,076	978
Financial liabilities included in other liabilities	848	776
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	10	14

(1) Non financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

 (Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Provision for post sales client support and other provisions	71	63
	71	63

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

	Three months ended December 31, 2017	Nine months ended December 31, 2017
Balance at the beginning	64	63
Translation differences	–	–
Provision recognized/(reversed)	8	14
Provision utilized	(1)	(6)
Balance at the end	71	71

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at December 31, 2017 and March 31, 2017, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.11) amounted to 336 crore ($53 million) and 301 crore ($46 million), respectively.

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2017:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2017	271	1,134	480	724	270	5	2,884
Additions	7	42	19	18	9	–	95
Deletions	–	–	–	(3)	(1)	(1)	(5)
Translation difference	5	26	10	15	7	1	64
Gross carrying value as at December 31, 2017	283	1,202	509	754	285	5	3,038
Accumulated depreciation as at October 1, 2017	(4)	(395)	(328)	(513)	(185)	(3)	(1,428)
Depreciation	–	(12)	(15)	(27)	(10)	–	(64)
Accumulated depreciation on deletions	–	–	–	3	1	1	5
Translation difference	(1)	(7)	(8)	(11)	(5)	–	(32)
Accumulated depreciation as at December 31, 2017	(5)	(414)	(351)	(548)	(199)	(2)	(1,519)
Capital work-in progress as at December 31, 2017							334
Carrying value as at December 31, 2017	278	788	158	206	86	3	1,853
Capital work-in progress as at October 1, 2017							358
Carrying value as at October 1, 2017	267	739	152	211	85	2	1,814

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2016	246	965	431	674	237	5	2,558
Additions	6	72	16	30	23	–	147
Deletions	–	–	(5)	(32)	(5)	(1)	(43)
Translation difference	(5)	(20)	(9)	(14)	(6)	1	(53)
Gross carrying value as at December 31, 2016	247	1,017	433	658	249	5	2,609
Accumulated depreciation as at October 1, 2016	(4)	(348)	(267)	(439)	(161)	(3)	(1,222)
Depreciation	(1)	(9)	(14)	(24)	(8)	(1)	(57)
Accumulated depreciation on deletions	–	–	2	20	2	1	25
Translation difference	1	7	5	8	4	1	26
Accumulated depreciation as at December 31, 2016	(4)	(350)	(274)	(435)	(163)	(2)	(1,228)
Capital work-in progress as at December 31, 2016							299
Carrying value as at December 31, 2016	243	667	159	223	86	3	1,680
Capital work-in progress as at October 1, 2016							345
Carrying value as at October 1, 2016	242	617	164	235	76	2	1,681

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2017:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	272	1,123	466	700	261	5	2,827
Additions	7	58	37	54	21	–	177
Deletions	–	–	(2)	(12)	(3)	(1)	(18)
Translation difference	4	21	8	12	6	1	52
Gross carrying value as at December 31, 2017	283	1,202	509	754	285	5	3,038
Accumulated depreciation as at April 1, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Depreciation	–	(33)	(46)	(81)	(29)	–	(189)
Accumulated depreciation on deletions	–	–	2	12	3	1	18
Translation difference	(1)	(5)	(6)	(8)	(5)	–	(25)
Accumulated depreciation as at December 31, 2017	(5)	(414)	(351)	(548)	(199)	(2)	(1,519)
Capital work-in progress as at December 31, 2017							334
Carrying value as at December 31, 2017	278	788	158	206	86	3	1,853
Capital work-in progress as at April 1, 2017							303
Carrying value as at April 1, 2017	268	747	165	229	93	2	1,807

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2016	244	955	392	615	218	4	2,428
Additions	9	87	59	98	44	1	298
Deletions	–	–	(7)	(37)	(6)	(1)	(51)
Translation difference	(6)	(25)	(11)	(18)	(7)	1	(66)
Gross carrying value as at December 31, 2016	247	1,017	433	658	249	5	2,609
Accumulated depreciation as at April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(26)	(42)	(75)	(22)	(1)	(167)
Accumulated depreciation on deletions	–	–	4	25	3	1	33
Translation difference	–	8	7	10	5	1	31
Accumulated depreciation as at December 31, 2016	(4)	(350)	(274)	(435)	(163)	(2)	(1,228)
Capital work-in progress as at December 31, 2016							299
Carrying value as at December 31, 2016	243	667	159	223	86	3	1,680
Capital work-in progress as at April 1, 2016							286
Carrying value as at April 1, 2016	241	623	149	220	69	1	1,589

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2016	244	955	392	615	218	4	2,428
Additions	22	147	73	120	57	1	420
Deletions	–	–	(8)	(47)	(17)	(1)	(73)
Translation difference	6	21	9	12	3	1	52
Gross carrying value as at March 31, 2017	272	1,123	466	700	261	5	2,827
Accumulated depreciation as at April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(35)	(57)	(101)	(31)	(1)	(226)
Accumulated depreciation on deletions	–	–	5	34	14	1	54
Translation difference	–	(9)	(6)	(9)	(2)	–	(26)
Accumulated depreciation as at March 31, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Capital work-in progress as at March 31, 2017							303
Carrying value as at March 31, 2017	268	747	165	229	93	2	1,807
Capital work-in progress as at April 1, 2016							286
Carrying value as at April 1, 2016	241	623	149	220	69	1	1,589

The depreciation expense is included in cost of sales in the condensed consolidated statement of comprehensive income.

Carrying value of land includes $100 million and $99 million as at December 31, 2017 and March 31, 2017, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to purchase or renew the properties on expiry of the lease period.

The contractual commitments for capital expenditure were $111 million and $177 million as at December 31, 2017 and March 31, 2017, respectively.

2.8 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

      (Dollars in millions)

	As at
	December 31, 2017	March 31, 2017
Carrying value at the beginning	563	568
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	5	–
Translation differences	15	(5)
Carrying value at the end	583	563

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

The following table presents the allocation of goodwill to operating segments as at March 31, 2017:

 (Dollars in millions)

Segment	As at
March 31, 2017
Financial services	127
Manufacturing	63
Retail, Consumer packaged goods and Logistics	86
Life Sciences, Healthcare and Insurance	98
Energy & utilities, Communication and Services	118
492
Operating segments without significant goodwill	71
Total	563

The entire goodwill relating to Infosys BPM's (formerly Infosys BPO) acquisition of McCamish has been allocated to the group of CGU’s which is represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPM (formerly Infosys BPO), Infosys Lodestone, Portland, Panaya, Kallidus d.b.a Skava and Brilliant Basics acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %

As at March 31, 2017
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.9 Business combination

Noah Consulting LLC

On November 16, 2015, Infosys acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million, contingent consideration of upto $5 million and an additional consideration of upto $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary. The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3. During the year ended March 31, 2016 based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the consolidated statement of comprehensive income.

Business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the nine months ended December 31, 2017 contingent consideration of $7 million was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as at December 31, 2017 and March 31, 2017 is $7 million and $14 million on an undiscounted basis.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $4 million, contingent consideration of up to $3 million and an additional consideration of $2 million, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March, 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	–	–	–
Intangible assets - customer relationships	–	2	2
Deferred tax liabilities on intangible assets	–	–	–
	–	2	2
Goodwill			5
Total purchase price			7

*Includes cash and cash equivalents acquired of less than $1 million

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is less than $1 million and the amounts are expected to be fully recoverable.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration settled
Cash paid	4
Fair value of contingent consideration	3
Total purchase price	7

The transaction costs of less than $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended September 30, 2017.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 17,038,883 equity shares will be issued as RSUs at par value and 7,000,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 10,805,896 and 11,289,514 shares as at December 31, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited during the three months ended September 30, 2017. Accordingly, the Company recorded a reversal of $5 million to stock compensation cost during the three months ended September 30, 2017.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than Dr. Vishal Sikka and COO)

On November 1, 2016, 247,250 RSUs and 502,550 stock options were granted under the 2015 plan, to key management personnel, other than Dr. Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the nine months ended December 31, 2017, two of the KMPs have resigned (Refer to note 2.13 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

KMP stock compensation expense

The Company has recorded an employee stock compensation expense of $1 million and a reversal of employee stock compensation expense of $2 million, respectively, towards KMPs during the three months and nine months ended December 31, 2017. The employee stock compensation expense recorded was $2 million and $4 million during the three months and nine months ended December 31, 2016 respectively.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 2,506,740 RSUs and 7,03,300 ESOPs and 112,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company has recorded an employee stock compensation expense of $2 million and $10 million, respectively during the three months and nine months ended December 31, 2017 towards employees other than KMPs (employee stock compensation cost of $4 million and $6 million for the three months and nine months ended December 31, 2016 respectively).

Total stock compensation expense

The company recorded a employee stock compensation expense of $3 million for the three months ended December 31, 2017 and recorded an employee stock compensation cost of $9 million for the nine months ended December 31, 2017 (employee stock compensation cost of $6 million and $10 million for the three months and nine months ended December 31, 2016). This comprises expense pertaining to all employees including KMPs.

Further, the cash settled stock compensation expense (included above) for the three months and nine months ended December 31, 2017 are less than $1 million and $1 million for the and three months and nine months ended December 31, 2016 was less than $1 million.

As at December 31, 2017 and March 31, 2017 74,753 and 106,845 incentive units were outstanding (net of forfeitures).

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2017 is set out below:

Particulars	Three months ended December 31, 2017		Nine months ended December 31, 2017
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: RSU
Outstanding at the beginning	2,239,841	0.08	2,961,373	0.08
Granted	–	0.08	392,714	0.08
Exercised	100,177	0.08	532,221	0.08
Forfeited and expired	55,380	0.08	737,582	0.08
Outstanding at the end	2,084,284	0.08	2,084,284	0.08
Exercisable at the end	142,419	0.08	142,419	0.08
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,190,950	15	1,197,650	15
Granted	–	–	491,575	–
Exercised	–	–	–	–
Forfeited and expired	32,550	15	530,825	15
Outstanding at the end	1,158,400	15	1,158,400	15
Exercisable at the end	249,324	15	249,324	15

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2016 is set out below:

Particulars	Three months ended December 31, 2016		Nine months ended December 31, 2016
	Shares arising out of options	Weighted average exercise price ($)	Shares arising out of options	Weighted average exercise price ($)
2015 Plan: RSU
Outstanding at the beginning	2,072,408	0.07	221,505	0.07
Granted	970,375	0.07	2,874,690	0.07
Forfeited and expired	36,895	0.07	59,665	0.07
Exercised	–	0.07	30,642	0.07
Outstanding at the end	3,005,888	0.07	3,005,888	0.07
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	–	–	–	–
Granted	1,205,850	15.26	1,205,850	15.26
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	1,205,850	15.26	1,205,850	15.26
Exercisable at the end	–	–	–	–

During the three months and nine months ended December 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $15 each.

During the nine months ended December 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $16.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at December 31, 2017:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.08 (RSU)	2,084,284	1.67	0.08
13 - 17 (ESOP)	1,158,400	6.85	15
	3,242,684	3.32	5

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan:
0 - 0.07 (RSU)	2,961,373	1.88	0.07
13 - 17 (ESOP)	1,197,650	7.09	15.83
	4,159,023	3.38	4.61

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.73	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	21-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.73	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behavior of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Current taxes
Domestic taxes	202	159	542	487
Foreign taxes	(181)	58	(59)	168
	21	217	483	655
Deferred taxes
Domestic taxes	(42)	(2)	(63)	(6)
Foreign taxes	43	(1)	33	(14)
	1	(3)	(30)	(20)
Income tax expense	22	214	453	635

Advance Pricing Agreement (“APA”)

The Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

During the three months ended December 31,2017, in accordance with the APA , the company has reversed income tax expense provision of $225 million which pertains to previous periods. This comprises of current tax expense of $253 million, reversal of $21 million on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of $7 million pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA. In line with the APA, the Company expects to pay an amount of approximately $233 million due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters. Additionally, income tax expense for the three months and nine months ended December 31, 2017 includes reversal (net of provisions) of  $3 million and $ 27 million, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Income tax expense for the three months and nine months ended December 31, 2016 includes reversal (net of provisions) of  $8 million and $9 million, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the three months ended December 31, 2017 , the US tax reforms has resulted in a positive impact of $24 million on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

    (Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Profit before income taxes	818	761	2,368	2,232
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	283	264	820	773
Tax effect due to non-taxable income for Indian tax purposes	(48)	(80)	(223)	(230)
Overseas taxes	3	29	70	91
Tax provision (reversals)	(228)	(8)	(235)	(9)
Effect of differential overseas tax rates	3	2	4	4
Effect of exempt non operating income	(4)	(1)	(9)	(8)
Effect of unrecognized deferred tax assets	5	1	22	9
Effect of non-deductible expenses	(8)	7	3	11
Branch profit tax (net of credits)	(24)	–	(24)	–
Subsidiary dividend distribution tax	27	–	27	–
Others	13	–	(2)	(6)
Income tax expense	22	214	453	635

The applicable Indian statutory tax rates for fiscal 2018 and fiscal 2017 is 34.61%, respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of December 31, 2017, Infosys' U.S. branch net assets amounted to approximately $734 million. As of December 31, 2017, the Company has provided for branch profit tax of $34 million (net of credits) for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. An additional deferred tax liability has been created for branch profit tax amounting to $7 million for the three months and nine months ended December 31, 2017 respectively on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of $24 million pertaining to Branch Profit Tax for each of the three months and nine months ended December 31, 2017.

Entire deferred income tax, except for a credit of $24 million (on account of US Tax Reforms explained above),each for the three months and nine months ended December 31, 2017 respectively, relates to origination and reversal of temporary differences.

During the three months ended December 31, 2017, the Company received $130 million as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of $27 million as income tax expense during the three months and nine months ended December 31, 2017.

Other income for three months and nine months ended December 31, 2017, includes interest on income tax refund of $ 31 million and $ 41 million respectively

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As at December 31, 2017, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,487 crore ($702 million). These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Income tax claims amounting to 4,565 crore ($715 million) has not been considered as claims not acknowledged as debt because the Company has received favorable decisions on similar claims and therefore based on its assessment, is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 5,825 crore ($912 million).

As at March 31, 2017, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 6,378 crore ($984 million). Amount paid to statutory authorities against this amounted to 4,682 crore ($722 million).

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Effect of dilutive common equivalent shares - share options outstanding	1,306,766	577,312	2,100,721	437,784
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	2,276,381,570	2,286,229,042	2,284,287,492	2,286,076,462

(1) excludes treasury shares

For the three months and nine months ended December 31, 2017, 1,48,399 and 1,55,186 number of options to purchase equity shares had an anti-dilutive effect respectively.

For the three months and nine months ended December 31, 2016, 216,477 and 72,422 number of options to purchase equity shares had an anti-dilutive effect.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Changes in Subsidiaries and Associates

During the three months ended December 31, 2017, the following are the changes in the subsidiaries and associate:
- the name of Infosys BPO Ltd has been changed to Infosys BPM Ltd.
- Infosys Chille Spa was incorporated as a wholly owned subsidiary of the Infosys Ltd.
- Noah Consulting LLC, Noah Information Management Consulting Inc. and DWA Nova LLC have been liquidated.

Changes in Key management personnel

The following were the changes in key management personnel:-

• Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.
• U. B. Pravin Rao, Chief Operating officer stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.
• Nandan M. Nilekani appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017
• D. Sundaram appointed as Independent director effective July 14, 2017
• R. Seshasayee, Chairman, resigned effective August 24, 2017
• Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017
• Prof. Jeffrey Lehman, Independent director resigned effective August 24, 2017
• Prof. John Etchemendy, Independent director resigned effective August 24, 2017
• Dr. Vishal Sikka, resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017
• Sandeep Dadlani, President, resigned effective July 14, 2017
• Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as Executive Officer effective July 14, 2017
• Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned effective June 24, 2017

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)	3	5	5	10
Commission and other benefits to non-executive/ independent directors	–	–	2	1
Total	3	5	7	11

(1)	Included a reversal of stock compensation cost of $5 million towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.10)

(2)	Total employee stock compensation expense for the three months and nine months ended December 31, 2017 includes a charge of $1 million and a reversal of $2 million, respectively towards key managerial personnel. For the three months and nine months ended December 31, 2016, an employee stock compensation expense of $2 million and $4 million, respectively, was recorded towards key managerial personnel. (Refer to note 2.10)

(3)	Includes $0.87 million payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016

(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.

(5)	U. B. Pravin Rao stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Investment in Associate

During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to $11 million.

2.14 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in IFRS 8, the Chief Operating Decision Maker (CODM) evaluates the group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan, China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business Segments

Three months ended December 31, 2017 and December 31, 2016

      (Dollars in millions)

	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	718	303	657	439	368	195	75	2,755
	689	279	574	416	325	185	83	2,551
Identifiable operating expenses	374	158	333	212	179	104	44	1,404
	346	149	277	198	157	95	53	1,275
Allocated expenses	150	68	147	98	82	43	17	605
	148	63	131	95	74	42	19	572
Segment profit	194	77	177	129	107	48	14	746
	195	67	166	123	94	48	11	704
Unallocable expenses								77
								64
Operating profit								669
								640
Other income, net								149
								121
Share in associate's profit / (loss)								–
								–
Profit before Income taxes								818
								761
Income tax expense								22
								214
Net profit								796
								547
Depreciation and amortization								77
								64
Non-cash expenses other than depreciation and amortization								–
								–

Nine months ended December 31, 2017 and December 31, 2016

	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,165	890	1,911	1,283	1,061	582	242	8,134
	2,067	831	1,705	1,266	936	582	252	7,639
Identifiable operating expenses	1,102	474	961	619	526	311	141	4,134
	1,034	434	817	606	464	300	160	3,815
Allocated expenses	460	202	434	291	241	132	55	1,815
	456	193	396	294	218	135	58	1,750
Segment profit	603	214	516	373	294	139	46	2,185
	577	204	492	366	254	147	34	2,074
Unallocable expenses								219
								188
Operating profit								1,966
								1,886
Other income, net								413
								347
Share in associate's profit / (loss)								–
								(1)
Write-down of investment in associate								(11)
								–
Profit before Income taxes								2,368
								2,232
Income tax expense								453
								635
Net profit								1,915
								1,597
Depreciation and amortization								218
								187
Non-cash expenses other than depreciation and amortization								1
								1

2.14.2 Geographic Segments

Three months ended December 31, 2017 and December 31, 2016

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	1,664	671	84	336	2,755
	1,580	568	87	316	2,551
Identifiable operating expenses	869	332	38	165	1,404
	794	292	40	149	1,275
Allocated expenses	370	150	16	69	605
	359	129	17	67	572
Segment profit	425	189	30	102	746
	427	147	30	100	704
Unallocable expenses					77
					64
Operating profit					669
					640
Other income, net					149
					121
Share in associate's profit / (loss)					–
					–
Profit before Income taxes					818
					761
Income Tax expense					22
					214
Net profit					796
					547
Depreciation and amortization					77
					64
Non-cash expenses other than depreciation and amortization					–
					–

Nine months ended December 31, 2017 and December 31, 2016

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	4,938	1,901	267	1,028	8,134
	4,721	1,726	243	949	7,639
Identifiable operating expenses	2,566	967	110	491	4,134
	2,403	859	114	439	3,815
Allocated expenses	1,119	430	51	215	1,815
	1,095	399	50	206	1,750
Segment profit	1,253	504	106	322	2,185
	1,223	468	79	304	2,074
Unallocable expenses					219
					188
Operating profit					1,966
					1,886
Other income, net					413
					347
Share in associate's profit / (loss)					–
					(1)
Write-down of investment in associate					(11)
					–
Profit before Income taxes					2,368
					2,232
Income Tax expense					453
					635
Net profit					1,915
					1,597
Depreciation and amortization					218
					187
Non-cash expenses other than depreciation and amortization					1
					1

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2017 and December 31, 2016, respectively.

2.15 Break-up of expenses

Cost of sales

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	1,364	1,235	3,990	3,750
Depreciation and amortization	77	64	218	187
Travelling costs	56	53	171	195
Cost of technical sub-contractors	161	144	495	421
Cost of software packages for own use	34	30	102	86
Third party items bought for service delivery to clients	39	38	114	81
Operating lease payments	12	12	37	35
Consultancy and professional charges	1	1	5	3
Communication costs	9	10	27	28
Repairs and maintenance	12	11	35	35
Provision for post-sales client support	8	2	13	9
Others	–	1	1	2
Total	1,773	1,601	5,208	4,832

Sales and marketing expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	105	101	310	303
Travelling costs	12	13	35	40
Branding and marketing	11	10	36	40
Operating lease payments	3	3	9	8
Consultancy and professional charges	3	2	8	5
Communication costs	1	1	2	2
Others	1	1	5	4
Total	136	131	405	402

Administrative expenses

(Dollars in millions)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	59	55	173	164
Consultancy and professional charges	33	23	104	71
Repairs and maintenance	30	34	95	104
Power and fuel	8	8	24	27
Communication costs	9	10	29	30
Travelling costs	9	9	27	27
Rates and taxes	6	6	25	18
Operating lease payments	5	4	16	11
Insurance charges	2	2	7	6
Impairment loss recognized/(reversed) on financial assets	4	5	10	12
Commission to non-whole time directors	–	–	1	1
Contributions towards Corporate Social Responsibility	5	13	21	28
Others	7	10	23	20
Total	177	179	555	519

2.16 Capital allocation policy

The Board, in its meeting on April 13, 2017, had reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1.	Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2.	Additionally, the Board identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2017 includes final dividend of 14.75/- per equity share ($0.23 per equity share) and Interim dividend of 13/- per equity share ( $0.20 per equity share). The amount of per share dividend recognized as distributions to equity shareholders for the nine months ended December 31, 2016 includes final dividend of 14.25/- per equity share ($0.22 per equity share) and Interim dividend of 11/- per equity share ( $0.17 per equity share).

The Board of Directors, in their meeting on October 24 2017, declared an interim dividend of approximately $0.20/- per equity share (13/- per equity share), which resulted in a net cash outflow of approximately $526 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5/- each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore ($2 billion). The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 113,043,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 113,043,478 shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of $9 million equal to the nominal value of the shares bought back as an appropriation from general reserve.

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 10,805,896 and 11,289,514 shares were held by controlled trust, as at December 31, 2017 and March 31, 2017, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary